Exhibit 99.2

Contact:	Trinity Biotech plc Paul Murphy (353)-1-2769800	RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Secures $25 Million Financing Commitment to
Support Growth Initiatives

-  Agreement provides additional funding tool of up to $25 million over a period of up to 36 months

-  Underpins the Company’s ambitions to expand its commercialisation activities and advance its innovation agenda

DUBLIN, Ireland (February 25, 2026) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced that it has entered into a $25 million Standby Equity Purchase Agreement (“SEPA”) with an affiliate of financing partner Yorkville Advisors Global (“Yorkville”). The agreement provides Trinity Biotech with an additional funding tool designed to augment the Company’s commercialisation initiatives and to support its high‑potential R&D programs.

John Gillard, Trinity Biotech President & Chief Executive Officer, commented:

“Our key strategic objectives at Trinity Biotech are to grow our existing business profitably and to advance our exciting innovation agenda, including our flagship development CGM+. This financing agreement provides us with significant additional capability to progress these objectives.”

In the trailing 12-month period ended September 30, 2025, Trinity Biotech reported revenues of $48.6 million. Recent commercial momentum has been driven in part by renewed strength in global HIV testing demand, reflecting both stronger Uni-Gold™ revenues and resumed TrinScreen production under the Company’s WHO-approved manufacturing model. The Company expects continued operational and financial progress into 2026 as international procurement activity for HIV testing normalises and as operational efficiencies under its Comprehensive Transformation Plan further enhance margin performance.

CGM+ is Trinity Biotech’s next-generation continuous glucose monitoring platform and is currently in the later stages of device development. In August 2025, the Company released breakthrough trial results on its redesigned proprietary needle-free glucose sensor, confirming the elimination of the requirement for finger-stick calibration and de-risking the commercialisation pathway for the device. The redesigned architecture also supports a differentiated, lower-waste and more cost-efficient platform designed to improve accessibility and long-term adoption. The Company also has a range of other innovations in development including its novel Epicapture cancer monitoring technology and the Metabolomics biomarker-based bioinformatics diagnostic platform.

SEPA Overview
Under the SEPA, Trinity Biotech has the right, but not the obligation, to sell up to $25 million of newly issued American Depositary Shares (“ADSs”) to Yorkville over a period of up to 36 months, subject to the terms and conditions of the agreement and the effectiveness of a resale registration statement. The discretionary nature of the facility enables the Company to access capital when it believes market conditions are appropriate.

Any ADSs issued under the SEPA will be priced at either 97% of the lowest daily volume-weighted average price (“VWAP”) during a three‑day pricing period immediately prior to the transaction date, or 95% of the VWAP during a single‑day pricing period, as set out in the agreement. The number of ADSs issuable under the SEPA is subject to certain limitations, including caps related to recent trading volume and a 4.99% beneficial ownership limit applicable to Yorkville and its affiliates.

Important Notice Regarding Summaries
The descriptions contained in this press release are summaries only, do not purport to be complete, and are qualified in their entirety by reference to the agreement filed as an exhibit to the Company’s Form 6-K filing as of this date.

Forward-Looking Statements
This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, our ability to reduce our debt and improve our capitalization, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.